North America’s Railroad NEWS RELEASE Kansas City Southern Sets Special Meeting Date for Vote on Combination with CN MONTREAL and KANSAS CITY, Mo. — July 8, 2021 – CN (TSX: CNR, NYSE: CNI) and Kansas City Southern (NYSE: KSU) (“KCS”) today announced that KCS has scheduled a virtual Special Meeting of Stockholders (“Special Meeting”) to vote on the proposed combination with CN on August 19, 2021, at 9:00 a.m. Central Time. All stockholders of record of KCS common stock and KCS 4% non-cumulative preferred stock as of the close of business on July 1, 2021 will be entitled to vote their shares at the Special Meeting. As previously announced on May 21, 2021, under the terms of the agreement, which was unanimously approved by the Board of Directors of each company, KCS stockholders will receive $200 in cash and 1.129 shares of CN common stock for each KCS common share, with KCS stockholders expected to own approximately 12.65% of the combined company. KCS’ preferred stockholders will receive $37.50 in cash for each preferred share. Additional information regarding the combination can be found in the definitive proxy statement that has been filed with the U.S. Securities and Exchange Commission (“SEC”). “We are thrilled to be taking this important next step and giving KCS stockholders the opportunity to vote on the creation of the premier railway for the 21st century. Numerous stakeholders of both companies have voiced overwhelming support for this compelling combination, and we look forward to delivering the many benefits of this pro-competitive transaction to them. This combination delivers significant value to KCS stockholders along with the opportunity to participate in the significant upside of the combined company.” - JJ Ruest, president and chief executive officer of CN “The filing of the definitive proxy statement represents an important milestone as we work toward completing this transaction. By joining with CN, KCS will provide our customers access to new single-line transportation services at the best value for their transportation dollar, while increasing competition among the Class 1 railroads. Together, CN and KCS will be positioned to deliver on the transaction’s powerful potential to create new growth opportunities for our customers, employees, labor partners, communities and stockholders.” - Patrick J. Ottensmeyer, president and chief executive officer of KCS Filed by Kansas City Southern Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934 Subject Company: Kansas City Southern Commission File No.: 333-257298 Date: July 8, 2021

The KCS Board of Directors unanimously recommends that stockholders vote “FOR” the merger agreement with CN and the other proposals outlined in the definitive proxy statement. CN will acquire KCS shares and place them into a voting trust if such trust is approved by the Surface Transportation Board (“STB”). KCS stockholders will receive the merger consideration immediately upon the closing into CN’s voting trust, which is expected to be in the second half of 2021. Following this step, the STB and other regulatory authorities will complete their review of CN’s control of KCS. Upon approval, the completion of the transaction to take the KCS shares out of the voting trust is expected to take place in the second half of 2022. CN’s voting trust is an integral component of the CN-KCS combination. It prevents premature control of KCS, allows KCS to maintain independence and protects KCS’ financial health during the STB’s review of the ultimate combination of CN and KCS. CN and KCS are confident that the voting trust meets all the standards set forth by the STB and believe that, after a fair and thorough review by the STB, it should be approved. CN’s prospectus and KCS’ definitive proxy materials can be found on the SEC’s website at www.sec.gov. The proxy materials are being mailed to all stockholders eligible to vote at the Special Meeting, which can be accessed at meetings.computershare.com/MUKQC2H. KCS stockholders who need assistance or have questions regarding the KCS Special Meeting may contact KCS’s proxy solicitor: If you have any questions, require assistance with voting your proxy card, or need additional copies of proxy material, please call MacKenzie Partners at the phone numbers listed below. 1407 Broadway, 27th Floor New York, NY 10018 email: KSU@mackenziepartners.com (212) 929-5500 or (800) 322-2885 For more information on CN’s combination with KCS, please visit www.ConnectedContinent.com. About CN

CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 19,500-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship. About Kansas City Southern Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS' North American rail holdings and strategic alliances with other North American rail partners are primary components of a unique railway system, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com Forward Looking Statements Certain statements included in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits of the proposed transaction and future opportunities for the combined company. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN and KCS caution that their assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to: the outcome of the proposed transaction between CN and KCS; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of KCS de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN. Additional risks that may affect KCS’ results of operations appear in Part I, Item 1A “Risks Related to KCS’ Operations and Business” of KCS’ Annual Report on Form 10-K for the year ended December 31, 2020, and in KCS’ other filings with the U.S. Securities and Exchange Commission (“SEC”). Forward-looking statements reflect information as of the date on which they are made. CN and KCS assume no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN or KCS does update any forward-looking statement, no inference should be made that CN or KCS will make additional updates with respect to that statement, related matters, or any other forward-looking statement. No Offer or Solicitation This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed transaction, CN has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed transaction, and the registration statement has been declared effective. CN has filed with the SEC its prospectus and KCS has filed with the SEC its definitive proxy statement in connection with the proposed transaction, and the KCS proxy statement is being sent to the stockholders of KCS seeking their approval of the merger-related proposals. This news release is not a substitute for the registration statement, the prospectus, the proxy statement or other documents CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROSPECTUS, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca. Copies of the documents filed by KCS (if and when available) will also be made available free of charge at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’ Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com. Participants This news release is neither a solicitation of a proxy nor a substitute for the registration statement, the prospectus, the proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN, KCS, and certain of their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Information about KCS’ directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. Additional information regarding the interests of such potential participants is or may be included in the registration statement, the prospectus, the proxy statement or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and from www.sedar.com, as applicable. Contacts Media: CN Canada Mathieu Gaudreault CN Media Relations & Public Affairs (514) 249-4735 Mathieu.Gaudreault@cn.ca Longview Communications & Public Affairs Martin Cej (403) 512-5730 mcej@longviewcomms.ca United States Brunswick Group Jonathan Doorley / Rebecca Kral (917) 459-0419 / (917) 818-9002 jdoorley@brunswickgroup.com rkral@brunswickgroup.com Media: KCS C. Doniele Carlson KCS Corporate Communications & Community Affairs (816) 983-1372 dcarlson@kcsouthern.com Joele Frank, Wilkinson Brimmer Katcher Tim Lynch / Ed Trissel (212) 355-4449 Investment Community: CN Paul Butcher Vice-President Investor Relations (514) 399-0052 investor.relations@cn.ca Investment Community: KCS Ashley Thorne Vice President Investor Relations (816) 983-1530 athorne@kcsouthern.com MacKenzie Partners, Inc. Dan Burch / Laurie Connell (212) 929-5748 / (212) 378-7071 dburch@mackenziepartners.com lconnell@mackenziepartners.com